

CONSOLIDATED STATEMENT OF FINANCIAL
CONDITION

UBS Financial Services Inc.
(a Subsidiary of UBS Americas Inc.)
December 31, 2024
With Report of Independent
Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UBS Financial Services Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 Harbor Boulevard
(No. and Street)

| Weehawken | NJ | 07086 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Ralph Mattone | 212-713-9711 | |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

| 395 9th Avenue | New York | NY | 10001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 42 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Ralph Mattone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UBS Financial Services Inc., as of ________, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEXTER TONI BRAGA-KALJAJ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BR6438505
Qualified in Queens County
Commission Expires August 15, 2026

Notary Public

Signature:

Title: Chief Financial Officer/ Managing Director

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# UBS Financial Services Inc.

## Consolidated Statement of Financial Condition

December 31, 2024

## Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

## Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of UBS Financial Services Inc.

### Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. (the Company) as of December 31, 2024, and the related notes (the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst + Young LLP*

We have served as the Company's auditor since 1969.

March 3, 2025

# UBS Financial Services Inc.

## Consolidated Statement of Financial Condition
### December 31, 2024
*(Amounts in Thousands of Dollars)*

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 687,930 |
| Cash and securities segregated and on deposit for federal and other regulations | | 2,607,343 |
| Collateralized agreements: | | |
| Securities purchased under agreements to resell | | 1,009,081 |
| Securities borrowed | | 643,044 |
| Receivables: | | |
| Customers (net of allowance for doubtful accounts of $4) | | 294,134 |
| Brokers, dealers and clearing organizations | | 2,456,977 |
| Dividends and interest | | 6,460 |
| Fees and other | | 204,087 |
| Financial instruments owned, at fair value | | 732,832 |
| Financial assets designated at fair value | | 4,774,674 |
| Receivables from affiliated companies | | 633,244 |
| Property, equipment and software (net of accumulated depreciation and amortization of $1,736,092) | | 1,615,439 |
| Goodwill and intangibles | | 553,763 |
| Deferred tax asset, net | | 3,567,967 |
| Other assets | | 458,074 |
| Total assets | $ | 20,245,049 |

**Liabilities and stockholder's equity**

| | | |
|---|---|---:|
| Collateralized agreements: | | |
| Securities loaned | $ | 167,840 |
| Payables: | | |
| Customers | | 857,141 |
| Brokers, dealers and clearing organizations | | 239,907 |
| Dividends and interest | | 2,613 |
| Financial instruments sold, not yet purchased, at fair value | | 59,162 |
| Financial liabilities designated at fair value | | 5,983,809 |
| Accrued compensation and benefits | | 2,417,553 |
| Payables to affiliated companies | | 1,314,576 |
| Income taxes payable | | 405,069 |
| Other liabilities and accrued expenses | | 1,715,860 |
| | | 13,163,530 |
| Subordinated liabilities | | 620,000 |
| Stockholder's equity | | 6,461,519 |
| Total liabilities and stockholder's equity | $ | 20,245,049 |

*See notes to consolidated statement of financial condition.*

# UBS Financial Services Inc.

## Notes to Consolidated Statement of Financial Condition

December 31, 2024

*(Amounts in Thousands of Dollars)*

## 1. Organization

UBS Financial Services Inc. ("UBSFSI" or the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). UBSFSI operates as one operating segment which is to provide broker-dealer services to its customers. UBSFSI's business activities include securities and commodities brokerage, investment advisory and asset management services to serve the investment, cash management, financial planning and borrowing needs of individual and institutional customers.

UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly owned subsidiary of UBS Americas Holding LLC ("UBSAHL"). UBSAHL was established in order to become the intermediate holding company for all United States subsidiaries of UBS Group AG ("UBS" or "Group") pursuant to the rules enacted for foreign banks in the United States. UBSAHL is a wholly owned subsidiary of UBS AG which is a wholly owned subsidiary of UBS.

## 2. Summary of Significant Accounting Policies

### Principles of Consolidation and Basis of Presentation

The consolidated statement of financial condition includes the accounts of UBSFSI and its wholly owned subsidiaries (collectively, the "Company"). All intercompany balances and transactions have been eliminated. U.S. dollar is both the functional and presentation currency for UBSFSI. There are no material subsidiaries with different functional currencies.

UBSFSI consolidates entities in which UBSFSI has a controlling financial interest. UBSFSI determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity ("VIE") or a voting interest entity. At December 31, 2024, the Company does not have any interests in VIEs.

The consolidated statement of financial condition are prepared in conformity with accounting principles generally accepted ("GAAP") in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, expected credit losses, the outcome of litigation, the carrying amount of goodwill and other intangible assets, certain accruals and other

## Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

### 2. Summary of Significant Accounting Policies (continued)

matters that affect the reported amounts and disclosures of contingencies in the Company's consolidated statement of financial condition.

### Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with an original maturity of three months or less when purchased. At December 31, 2024, the Company had no cash equivalents.

### Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are stated at fair value and recorded on a trade date basis. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements" ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the consolidated statement of financial condition. In carrying out valuation responsibilities, the business is required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by UBS's valuation control group. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against observable market information. By benchmarking the business's fair value estimates with observable market information, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

**2. Summary of Significant Accounting Policies (continued)**

governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business's estimate of fair value.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the financial instrument's fair value measurement in its entirety:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2: Valuation techniques for which all significant inputs are or are based on observable market data.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

*U.S. Government securities and agency obligations:* U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. Agency obligations are comprised of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities.

*Equities:* Equity securities are primarily traded on public stock exchanges where quoted prices are readily and regularly available. Equity securities not traded on a public stock exchange are valued using observable inputs. These valuations are built using multiples of standard company financial indicators, the multiples being assessed with available data from peer/comparable companies.

*Mutual funds:* Mutual funds are generally valued using quoted market prices or valuation techniques which use observable inputs if not traded in an active market. In some instances, significant inputs are not based on observable market data.

*Corporate debt obligations:* Corporate bonds are priced at fair market value, based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are priced against yields derived from other securities by the same issuer or valued using similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

## 2. Summary of Significant Accounting Policies (continued)

may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

*State and municipal obligations:* These securities are comprised of bonds issued by states and municipalities. These financial instruments are priced based on recent trades or broker and dealer quotes.

*Certificates of deposit and money market funds:* These financial instruments have short and long term maturities and carry interest rates that approximate market. We use market data to price these positions.

*Mortgage-backed obligations:* Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted market prices or prices of comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMOs are structured deals backed by specific pools of collateral and are valued based on available trades or market comparable securities. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

*Brokerage receivables and payables:* These assets and liabilities represent callable, on demand balances whereby the fair value is determined based on the value of the underlying balance due (refer to Note 5).

### Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") are generally collateralized by U.S. government securities. They are accounted for as financing transactions at their contractual amounts, plus accrued interest which represents amounts at which the securities will be subsequently resold.

For resale agreements, it is Company policy to obtain collateral in the form of securities, with fair value in excess of the original principal amount loaned. The risk related to a decline in the market value of collateral (received) is managed by setting appropriate market-based haircuts. On a daily basis, the Company monitors the fair value of the securities purchased under these agreements. Should the fair value of the securities purchased decline, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

The Company manages credit exposure arising from resale agreements by, in appropriate circumstances, entering into master netting agreements and collateral agreements with

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

## 2. Summary of Significant Accounting Policies (continued)

counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

Securities borrowed and securities loaned transactions are recorded at the amount of cash advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral, principally cash. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate. Accrued interest income and expense on these transactions are reflected in dividends and interest receivable and payable on the consolidated statement of financial condition.

### Principal Transactions

When acting as a principal, the Company enters a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory are considered principal transactions. The Company assumes both credit risk and market risk from the inception of the transaction. Amounts receivable and payable for principal transactions that have not reached their contractual settlement date are recorded as receivables from and payables to brokers, dealers and clearing organizations in the consolidated statement of financial condition.

### Leases

The Company predominantly enters into operating lease contracts, or contracts that include lease components, as a lessee of real estate, including operations offices and sales offices. At December 31, 2024, the Company has no finance leases. The Company identifies non-lease components of a contract and accounts for them separately from lease components.

When the Company enters into an operating lease arrangement it recognizes a lease liability and corresponding right-of-use ("RoU") asset at the commencement of the lease, the point at which the Company acquires control of the physical use of the asset. Lease liabilities are presented within other liabilities and accrued expenses and RoU assets are presented within property, equipment and software in the consolidated statement of financial condition. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using Company's unsecured borrowing rate given the rate implicit in a lease is generally not observable to the lessee.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

## 2. Summary of Significant Accounting Policies (continued)

The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset or lease incentives received.

The lease liability is accreted over the lease term using the effective interest method based on the unsecured borrowing rate at commencement. The RoU asset is adjusted for the difference between the straight-line amortization cost for the period (including amortization of initial direct costs) and the periodic accretion of the lease liability.

Lease payments generally include fixed payments and variable payments that depend on an index (such as an inflation index). When the lease contains an extension or termination option that the Company considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to measure the lease liability. The Company does not typically enter into leases with purchase options or residual value guarantees.

### Credit Losses

The current expected credit losses ("CECL") model requires the measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and certain off-balance-sheet credit exposures based on historical experience, current conditions and reasonable and supportable forecasts over the remaining contractual life of the financial assets, considering expected prepayments as appropriate. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

The Company applies the practical expedient provided in ASC 326, "Financial Instruments – Credit Losses" ("ASC 326") to collateralized agreements secured by collateral maintenance provisions. Entities may apply this practical expedient for assets secured by collateral if they reasonably expect the borrower or the counterparty to continue to replenish the collateral to meet the requirements of the contracts. As such, under the practical expedient, entities may elect to measure the allowance for expected credit losses by comparing the amortized cost basis of the financial asset with the fair value of collateral at the measurement date. This approach may result in an estimate of zero expected credit losses. If the fair value of the collateral, however, falls below the amortized cost of the loan, the allowance for credit losses is limited to the difference between the fair value of the collateral and the amortized cost of the loan at the reporting date.

For certain financial assets measured at amortized cost (e.g., cash equivalents and receivables from brokers, dealers and clearing organizations), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

## Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

### 2. Summary of Significant Accounting Policies (continued)

The Company issues loans to certain new and active financial advisors, which are included in other assets in the consolidated statement of financial condition (see Note 16 for a detailed description of these loans). Where financial assets are determined to share similar risk characteristics, the methodology applied under CECL calculates an individual probability-weighted expected credit loss. This approach is primarily applicable to the Company's portfolio of loans to its financial advisors. Credit risk for this portfolio of loans is dependent on whether the financial advisor terminates employment with the Company. Therefore, the principal factors applied are: probability of default ("PD"), loss given default ("LGD"), exposure at default ("EAD") and discounting of cash flows to the reporting date.

- The PD represents the likelihood of termination over the remaining life of the loan and inability of the financial advisors to repay when terminated.

- The LGD represents an estimate of the loss at the time of a potential termination occurring during the life of the loan.

- The EAD represents an estimate of the exposure to credit risk at the time of a potential default occurring during the life of the loan.

PDs and LGDs used in the CECL calculation consider a range of scenarios (upside, baseline, mild, downside) to capture material non-linearity and asymmetries, and scenario weights are applied to reflect a likelihood of their occurrence. CECL is measured over the contractual life, considering expected prepayments where appropriate. The significant macroeconomic variables leveraged by the CECL model for financial advisor loans are the S&P 500 and the CBOE Volatility Index ("VIX"), which is a measure of expected price fluctuations in the S&P 500 Index options over the next 30 days. In combination, these two macroeconomic variables are considered to be significant in the determination of the financial performance of the advisor and, therefore, provide an indication of the ability to repay the obligation in accordance with its contractual terms.

Where it is determined that a financial asset does not share similar risk characteristics with any other financial assets, including when it is probable that the Company will be unable to collect the full payment of principal and interest on the instrument when due, CECL is measured on an individual basis using a discounted cash flow approach.

The following table provides a reconciliation of the beginning and ending balances of the allowance for credit losses during the period:

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

## 2. Summary of Significant Accounting Policies (continued)

|  | Loans |
| --- | --- |
| Beginning balance January 1, 2024 | $ 7,528 |
| Provision for credit losses | 1,750 |
| Charge-offs | (4,011) |
| Recoveries | - |
| Ending balance December 31, 2024 | $ 5,267 |

### Depreciation and Amortization

The Company depreciates office equipment and software using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease. At December 31, 2024, property, equipment and software include $73,910 related to internally generated computer software which are under development and not ready to use.

### Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas Inc. In addition, the Company files stand alone returns in other state, local and foreign jurisdictions. Federal, state, local and foreign taxes are provided for on a separate return basis.

In accordance with the provisions of ASC 740 – "Income Taxes" ("ASC 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

## Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

### 2. Summary of Significant Accounting Policies (continued)

#### Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized but is tested, at least annually, for impairment in accordance with ASC 350, "Intangibles – Goodwill and Other" ("ASC 350"). The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after the qualitative assessment the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test. The Company has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two- step goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill and intangible assets. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill and intangible assets is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.

At December 31, 2024, the Company's goodwill of $553,157 primarily relates to the acquisitions of Piper Jaffrey Companies and McDonald Investments in September 2006 and February 2007, respectively.

There was no goodwill impairment recognized for the year ended December 31, 2024.

Intangible assets are recorded at cost, which represents the fair value of the acquired intangible assets at the date of acquisition and are amortized over ten years. At December 31, 2024, the Company held $606 of intangible assets, net of accumulated amortization of $2,112. The Company tests intangible assets, at least annually, for impairment by assessing whether the carrying value of the finite life intangible asset exceeds its fair value, based upon its future expected cash flows. There was no impairment recorded for intangible assets for the year ended December 31, 2024.

#### Share-based and Other Deferred Compensation Plans

UBS has established several share-based compensation plans that are settled in UBS's equity instruments or an amount that is based on the value of such instruments. These awards are generally subject to conditions that require employees to complete a specified period of service

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 2. Summary of Significant Accounting Policies (continued)

and, for performance shares, to satisfy specified performance conditions. For equity-settled instruments, fair value is determined at the date of grant and is not re-measured unless its terms are modified such that the fair value immediately after modification exceeds the fair value immediately prior to modification. For cash-settled awards, fair value is re-measured at each reporting date such that the cumulative expense recognized equals the cash distributed.

UBS has established deferred compensation plans that are settled in cash or financial instruments other than UBS equity instruments, the amount of which may be fixed or may vary based on the achievement of specified performance conditions or the value of specified underlying assets.

### Receivables from Customers and Allowance for Loan Losses

Receivables from customers consist of non-purpose loans ("Loans") (see Note 7). The Company reports loans due from customers at the outstanding principal amount adjusted for any charge offs or allowances for credit losses.

Loans are generally placed on non-accrual status at the point when a maintenance call is not satisfied by the borrower. Any accrued interest receivable related to a Loan that is placed on non-accrual status is added to the principal amount due. Payments received while a Loan is on non-accrual status are recorded as a reduction of principal. Income on non-accrual Loans is recognized only to the extent that cash payments are in excess of the carrying value of the Loan. If the borrower has demonstrated over a period of time, the ability to make periodic interest and principal payments as scheduled, the Loan will be returned to accrual status.

See Credit Losses section above, for details on measurement of allowance for credit losses.

### Accounting Developments

### Adopted in 2024

In March 2023, the FASB issued ASU 2023-01, "Leases Common Control Arrangements" ("ASU 2023-01"), which clarifies the accounting for leasehold improvements associated with common control leases by allowing the lessee to amortize the leasehold improvements over the useful life of the common control group's use of the underlying asset, regardless of the lease term.

The Company adopted ASU 2023-01 on its effective date of January 1, 2024. The adoption of amendments in the ASU did not have a material impact on the Company's consolidated statement of financial condition.

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

**2. Summary of Significant Accounting Policies (continued)**

In November 2023, the FASB issued ASU 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which expands segment disclosure requirements for public entities that are required to report segment information in accordance with FASB Accounting Standards Codification ASC 280. ASU 2023-07 requires public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit and loss, The amendments also require disclosure of all other segment items by reportable segment and a description of its composition. Additionally, the amendments require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.

The Company adopted ASU 2023-07 on its effective date of January 1, 2024. The adoption of amendments in the ASU did not have a material impact on the Company's consolidated statement of financial condition. Refer to Note 21 for the disclosure on reportable segment.

**Pending Adoptions**

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"), which enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid.

The Company will adopt ASU 2023-09 on its effective date of January 1, 2025. The adoption of amendments in the ASU will not have a material impact on the Company's consolidated statement of financial condition.

In March 2024, the FASB issued ASU 2024-01, "Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards" ("ASU 2024-01"), which clarifies how an entity determines whether a profits interest similar award is within the scope of ASC 718 Compensation - Stock Compensation.

The Company will adopt ASU 2024-01 on its effective date of January 1, 2025. The adoption of amendments in the ASU will not have a material impact on the Company's consolidated statement of financial condition.

In March 2024, the FASB issued ASU 2024-02, "Codification Improvements—Amendments to Remove References to the Concepts Statements" ("ASU 2024-02"), to remove references to various Concepts Statements in the Codification.

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
### *(Amounts in Thousands of Dollars)*

## 2. Summary of Significant Accounting Policies (continued)

The Company will adopt ASU 2024-02 on its effective date of January 1, 2025. The adoption of amendments in the ASU will not have a material impact on the Company's consolidated statement of financial condition.

In November 2024, the FASB issued ASU 2024-03, "Income Statement — Reporting Comprehensive Income—Expense Disaggregation Disclosures ("ASC 220-40")" ("ASU 2024-03"), which requires public business entities to disclose, in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption.

The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.

The Company is currently evaluating the impact that this guidance will have on its consolidated statement of financial condition.

## 3. Fair Value Measurement

At December 31, 2024, the fair value hierarchy classification of financial assets and liabilities measured at fair value is summarized below:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Financial instruments owned, at fair value** | | | | |
| U.S. Government securities and agency obligations | $ 273 | $ 444 | $ - | $ 717 |
| Equities | 910 | 10,298 | 31,669 | 42,877 |
| Mutual funds | 387,869 | - | 5,602 | 393,471 |
| Corporate debt obligations | - | 785 | - | 785 |
| State and municipal obligations | - | 292,570 | - | 292,570 |
| Certificates of deposit and money market funds | - | 3 | - | 3 |
| Mortgage-backed obligations | - | 2,409 | - | 2,409 |
| Total | $ 389,052 | $ 306,509 | $ 37,271 | $ 732,832 |

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Financial assets designated at fair value** | | | | |
| Brokerage receivables | $ - | $ 4,774,674 | $ - | $ 4,774,674 |

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 3. Fair Value Measurement (continued)

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Financial instruments sold, not yet purchased, at fair value** | | | | |
| U.S. Government securities and agency obligations | $ 56,882 | $ - | $ - | $ 56,882 |
| Equities | 64 | 184 | - | 248 |
| Corporate debt obligations | - | 655 | - | 655 |
| State and municipal obligations | - | 833 | - | 833 |
| Certificates of deposit and money market funds | - | - | - | - |
| Mortgage-backed obligations | - | 544 | - | 544 |
| Total | $ 56,946 | $ 2,216 | $ - | $ 59,162 |

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Financial liabilities designated at fair value** | | | | |
| Brokerage payables | $ - | $ 5,983,809 | $ - | $ 5,983,809 |

Fair value of the brokerage receivables and brokerage payables (Note 5) approximate amortized cost which generally represents the balance due or balance owed. Due to the on-demand nature of its underlying, these receivables and payables are designated as Level 2.

Financial instruments sold, not yet purchased, at fair value represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

During the year ended December 31, 2024, the Company did not transfer any financial assets or liabilities between Levels in the fair value hierarchy.

The Company is the primary liquidity provider in the market for a number of closed-end mutual funds (the "Funds") invested in Puerto Rico municipal securities. Since 2013, the Puerto Rico market has experienced a downturn and liquidity issues became prevalent with the Funds. The Company also holds equity investments in privately held companies to facilitate its business activities. The fair value of these Funds and equity investments is based on valuation techniques for which significant inputs are not based on observable market data.

The following table provides a reconciliation of the beginning and ending balances for the various classes of assets measured at fair value using unobservable inputs categorized as Level 3.

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 3. Fair Value Measurement (continued)

|  | Financial Instruments Owned | | |
|  | Mutual Funds | Equities | Total |
| --- | --- | --- | --- |
| Beginning balance | $ 4,430 | $ 155,682 | $ 160,112 |
| Purchases | 17 | - | 17 |
| Sales | (17) | (122,683) | (122,700) |
| Net unrealized gain (loss) | 1,172 | (1,330) | (158) |
| Ending balance | $ 5,602 | $ 31,669 | $ 37,271 |

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, categorized as Level 3 in the fair value hierarchy at December 31, 2024.

The range of values presented in the below table is representative of the lowest level of input that is significant to the financial instruments' fair value. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs. Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of tbe respective instruments.

|  | Financial Instruments Owned | Valuation Technique | Significant Unobservable Inputs | Range of Input Values (Weighted Average) |
| --- | --- | --- | --- | --- |
| Mutual funds | $5,602 | Internally developed model | Discount rates | 36% - 57% |
| Equities | $31,669 | Relative value to market comparable | Price | |

### Financial assets and liabilities not measured at fair value

Other financial assets and liabilities are recorded by the Company at their contract values and include cash and cash equivalents, cash and securities segregated and on deposit for federal and other regulations, resale agreements, securities borrowed and securities loaned, receivables from

# UBS Financial Services Inc.

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 3. Fair Value Measurement (continued)

and payables to (i) customers, (ii) brokers, dealers and clearing organizations, (iii) affiliated companies, (iv) dividend and interest, (v) fees and other receivables, and (vi) subordinated debt.

All financial assets and liabilities carried at contract amounts either have short-term maturities (one year or less) or are carried at amounts that approximate fair value. The carrying value of loans included in receivable from customers approximate fair value as these loans re-price daily and there is no stated maturity date nor any historical losses.

The following table represents the carrying value, fair value, and fair value hierarchy category of financial assets and liabilities that are not recorded at fair value in the Company's consolidated statement of financial condition. The following table excludes all non-financial assets and liabilities.

| | Carrying Value | Fair Value | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|---|
| **Financial Assets:** | | | | | |
| Cash and cash equivalents | $ 687,930 | 687,930 | $ 687,930 | $ - | $ - |
| Cash and securities segregated and on deposit for federal and other regulations | 2,607,343 | 2,607,343 | 402,343 | 2,205,000 | - |
| Securities purchased under agreements to resell | 1,009,081 | 1,009,081 | - | 1,009,081 | - |
| Securities borrowed | 643,044 | 643,044 | - | 643,044 | - |
| Receivables from customers | 294,134 | 294,134 | - | 294,134 | - |
| Receivables - Brokers, dealers and clearing organizations | 2,456,977 | 2,456,977 | - | 2,456,977 | - |
| Receivables - Dividends and interest | 6,460 | 6,460 | - | 6,460 | - |
| Receivables - Fees and other | 204,087 | 204,087 | - | 204,087 | - |
| Receivables from affiliated companies | 633,244 | 633,244 | - | 633,244 | - |
| **Financial Liabilities:** | **Carrying Value** | **Fair Value** | **(Level 1)** | **(Level 2)** | **(Level 3)** |
| Securities loaned | 167,840 | 167,840 | - | 167,840 | - |
| Payables to customers | 857,141 | 857,141 | - | 857,141 | - |
| Payables - Brokers, dealers and clearing organizations | 239,907 | 239,907 | - | 239,907 | - |
| Payables- Dividends and interest | 2,613 | 2,613 | - | 2,613 | - |
| Payables to affiliated companies | 1,314,576 | 1,314,576 | - | 1,314,576 | - |
| Subordinated liabilities | 620,000 | 620,000 | - | 620,000 | - |

### 4. Collateralized Agreements

The Company enters into securities purchased under agreements to resell, securities borrowed and securities loaned transactions to, among other things, facilitate the Company's financing transactions and acquire securities to cover short positions and settle other securities obligations.

#### Secured Financing Transactions–Maturities and Collateral Pledged

The following tables present gross obligations, prior to any netting as shown below, for securities loaned transactions by remaining contractual maturity and class of collateral pledged as of December 31, 2024.

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 4. Collateralized Agreements (continued)

| | Remaining Contractual Maturity | | | | |
| | Overnight and Open | Less than 30 days | 30-90 days | Over 90 days | Total |
|---|---|---|---|---|---|
| Securities loaned | $ 167,840 | $ - | $ - | $ - | $ 167,840 |
| Total | $ 167,840 | $ - | $ - | $ - | $ 167,840 |

### Secured Financing by the Class of Collateral Pledged

**Securities loaned**

| | |
|---|---|
| Equities | $ 167,840 |
| Total | $ 167,840 |

The Company does not have any transactions accounted for as a sale that results in the Company retaining substantially all of the exposure to the economic returns of the transferred asset.

### Offsetting of Collateral Agreements

The Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against assets received in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on the consolidated statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and intends to settle on a net basis.

The following table presents information regarding the offsetting of financial assets and liabilities.

| | Gross Amounts | Amounts Offset in the Statement of Financial Condition | Net Amounts Presented in the Statement of Financial Condition | Cash or Financial Instruments Amounts not offset in the Statement of Financial Condition[2][3] | Net Amount |
|---|---|---|---|---|---|
| **Financial assets** | | | | | |
| Securities borrowed | $ 643,044 | $ - | $ 643,044 | $ (639,835) | $ 3,209 |
| Securities purchased under agreements to resell [1] | 1,009,081 | - | 1,009,081 | (1,004,749) | 4,332 |
| **Financial liabilities** | | | | | |
| Securities loaned | $ 167,840 | $ - | $ 167,840 | $ (165,860) | $ 1,980 |

## Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

### 4. Collateralized Agreements (continued)

(1) Balance excludes $2,205,000 in securities purchased under agreements to resell that are segregated pursuant to the Customer Protection Rule and are included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition.

(2) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting account guidance ASC 210-20-45-11.

(3) The total amount reported is limited to the related amount presented on the statement of financial condition to not include any over-collateralization of these positions.

In the normal course of business, the Company receives margin securities and obtains securities under agreements to resell and securities borrowed on terms which permit it to pledge or resell the securities to others. At December 31, 2024, the Company obtained and had available securities with a fair value of approximately $5,376,002, of which approximately $2,441,403 have been either pledged or otherwise transferred to others in connection with the Company's financing activities, such as securities loaned as well as to cover short sales and to satisfy customer margin requirements at the Options Clearing Corporation.

### 5. Financial Assets and Financial Liabilities Designated at Fair Value

Financial assets and financial liabilities designated at fair value consist of brokerage receivables and payables. These assets and liabilities represent customer activities recorded on a settlement date basis including callable, on-demand margin loans ("Margin Loans"), free cash credits and secured credits (sale of securities not yet purchased). The balances are an aggregation of cash receivables and payables that form a single unit of account at the customer level. The business model for these accounts is similar to any current or on-demand accounts, with customers using the account to house subscriptions, redemptions and billed amounts. See Note 3 for fair value measurement on brokerage receivables and payables.

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In issuing Margin Loans, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin level daily and pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions, when necessary.

Such transactions may expose the Company to credit risk in the event that margin requirements are not sufficient to fully cover losses that customers may incur. If the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

**5. Financial Assets and Financial Liabilities Designated at Fair Value (continued)**

Securities owned by customers, including those that collateralize margin loans or similar transactions, are not reflected on the consolidated statement of financial condition.

**6. Cash and Securities Segregated and on Deposit for Federal and Other Regulations**

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of broker-dealers ("PAB") in accordance with the Customer Protection Rule. At December 31, 2024, the Company included $402,343 in cash and $2,205,000 of qualified securities in cash and securities segregated and on deposit for federal and other regulations.

Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition is $60,229 in net liquidating equity segregated pursuant to Section 4d(a)(2) of the Commodity Exchange Act and CFTC Regulation 1.20 and 30.7.

**7. Receivables from and Payables to Customers**

The Company provides securities-based lending that allows customers to borrow against the value of qualifying securities for any suitable purpose other than purchasing, trading, or carrying securities ("Loans"). As of December 31, 2024, the Company recognized Loans in the amount of $294,134. Loans are subject to the same collateral requirements as Margin Loans (refer to Note 5). Payables to customers in the amount of $857,141 consist of deposits in foreign currency.

**8. Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables from and payables to brokers, dealers and clearing organizations at December 31, 2024, consist of the following:

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 8. Receivables from and Payables to Brokers, Dealers and Clearing Organizations (continued)

Receivables from brokers, dealers and clearing organizations:

| | | |
|---|---|---|
| Securities failed to deliver | $ | 35,074 |
| Receivables related to cash clearing activity | | 2,074,332 |
| Receivables related to commodities clearing activity | | 105,987 |
| Deposits with clearing organizations | | 221,688 |
| Others | | 19,896 |
| Total | $ | 2,456,977 |

Payables to brokers, dealers and clearing organizations:

| | | |
|---|---|---|
| Securities failed to receive | $ | 239,066 |
| Pending trades and other | | 841 |
| Total | $ | 239,907 |

### 9. Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2024, the consolidated statement of financial condition included the following balances with affiliates:

## Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

### 9. Related-Party Transactions (continued)

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 223,811 |
| Cash and securities segregated and on deposit for federal and other regulations | | 2,218,023 |
| Securities purchased under agreements to resell | | 1,009,081 |
| Securities borrowed | | 643,044 |
| Receivables from brokers, dealers and clearing organizations | | 6,710 |
| Receivables from affiliated companies | | 633,244 |

**Liabilities**

| | | |
|---|---|---:|
| Securities loaned | $ | 167,840 |
| Payables to brokers, dealers and clearing organizations | | 27,038 |
| Accrued compensation and benefits | | 220,995 |
| Payables to affiliated companies | | 1,314,576 |
| Other liabilities and accrued expense | | 11,962 |
| Dividend and interest payable | | 1,701 |
| | | |
| Subordinated liabilities (Note 10) | $ | 620,000 |

Cash and securities segregated and on deposit for federal and other regulations includes a resale agreement with an affiliated counterparty in the amount of $2,205,000 which the Company has deposited with a third party.

The Company exchanges cash balances in a foreign currency, originating from customer deposits, to UBS Americas Inc. in exchange for U.S. dollars, creating a receivable and a payable, respectively. The U.S. dollars the Company receives in this transaction is used to meet its customer requirement, pursuant to SEA 15c3-3, that arise from the foreign currency deposits made by the Company's customers. The balances related to these transactions with UBS Americas Inc., at December 31, 2024, were $571,412 included in receivables from affiliated companies and $595,000 in payables to affiliated companies in consolidated statement of financial condition.

Payables to affiliated companies include a short-term funding facility with UBSAHL. The balance at December 31, 2024 was $449,000, which was drawn against a committed credit line with a limit of $1,000,000.

### Service Level Agreements

Pursuant to service level arrangements, the Company receives services from and provides services to affiliates (i.e., operational, administrative, securities research, premises). The significant

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

## 9. Related-Party Transactions (continued)

arrangements where the Company receives or provides such support services include arrangements with UBS Bank USA ("BUSA"), UBS Business Solutions LLC ("UBS BS"), UBS Business Solutions AG ("UBS BS AG"), UBS Securities LLC ("UBSS LLC"), UBS Business Solutions UK ("UBS UK"), UBS AG Stamford branch ("Stamford branch") and UBS Asset Management Inc. ("UBS AM").

In addition, the Company receives services from Group related to the administration of certain compensation plans.

In the normal course of business, the Company enters into resale agreements and securities lending transactions with UBSS LLC in order to facilitate customer transactions and to meet its short-term financing needs. Additionally, the Company enters into stock borrow and stock loan transactions with UBSS LLC.

## 10. Subordinated Liabilities

At December 31, 2024, subordinated borrowings and total credit facilities with UBSAHL consisted of the following:

|  | Maturity | Amount Outstanding |
|---|---|---|
| Subordinated term loan | 5/31/2026 | $ 325,000 |
|  | 6/30/2026 | 45,000 |
|  | 12/31/2027 | 250,000 |
|  |  | $ 620,000 |

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid unless first approved by FINRA.

These loans bear interest based on SOFR plus a spread which ranges from 130 bps to 225 bps.

## 11. Risk Management

The Company's risk management policies and related procedures are aligned with those of UBS. The Company's risk governance framework operates along three lines of defense. The first line

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

## 11. Risk Management (continued)

of defense, business management, owns its risk exposures and is accountable for maintaining effective processes and systems to manage them in compliance with applicable laws, rules and regulations as well as internal standards, including identifying control weaknesses and inadequate processes. The second line of defense, control functions, provides independent oversight of risks, challenge financial and non-financial risks arising from the Company's business activities, and establish independent frameworks for risk assessment, measurement, aggregation, control and reporting, protecting against non-compliance with applicable laws, rules and regulations. Internal audit forms the third line of defense. This function assesses the design and operating effectiveness and sustainability of processes to define risk appetite, governance, risk management, internal controls, remediation activities and processes to comply with legal and regulatory requirements and internal governance standards.

The key roles and responsibilities of the Company's risk management and control are as follows:

- Protection of financial strength: Protecting the financial strength of the Company by controlling risk exposures and avoiding potential risk concentrations at individual exposure levels, at specific portfolio levels and at an aggregate Company level across all risk types.
- Protection of reputation: Protecting the Company's reputation through a sound risk culture characterized by a holistic and integrated view of risk, performance and reward, and through full compliance with the Company's standards and principles, particularly the Company's Code of Business Conduct and Ethics.
- Business management accountability: Maintaining management accountability, whereby business management owns all risks assumed throughout the Company and is responsible for the continuous and active management of all risk exposures to ensure that risk and return are balanced.
- Independent controls: Independent control functions which monitor the effectiveness of the business's risk management and oversee risk-taking activities.
- Risk disclosure: Disclosure of risks to senior management, the Board of Directors, investors, regulators, credit rating agencies and other stakeholders with an appropriate level of comprehensiveness and transparency.

## Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities.

General market risk factors include interest rates, level of equity market indices, credit spreads, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 11. Risk Management (continued)

business the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk: Value at Risk and Liquidity Adjusted Stress. These measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes covering both general and specific market risk factors. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The market risk team within the risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

### Non-Financial Risk

Non-financial risk ("NFR") is an inherent part of the Company's business activities. It is the risk of undue monetary loss and / or non-monetary adverse consequences to the Company, its clients or markets, resulting from:

- Compliance risk: failure to comply with laws, rules and regulations, internal policies and procedures, and the firm's code of conduct and ethics.
- Financial crime risk: failure to prevent financial crime.
- Operational risk: inadequate or failed internal processes, people, systems, or from external events.

The Group-wide Non-financial Risk Framework ("NFRF") outlines the key components of the NFRF. The elements of the NFRF (compliance, financial crime and operational risk) are viewed from an inherent risk, control environment and residual risk perspective:

- Inherent risk is the risk associated with an activity, assuming no controls are in place.
- Control environment includes, but is not limited to, policies, procedures, systems, processes, governance, training and culture, in addition to developing a minimum set of internal controls sufficient to sustainably mitigate key NFR to be within the firm's risk appetite.
- Residual risk is the risk remaining after taking the effectiveness of the control environment into account.

The firm's overall objective is to manage its businesses and associated NFR, balancing the interests of its clients, employees, suppliers, communities and investors, and protecting the safety and soundness, including the financial position and reputation of the firm.

The NFR Framework establishes the requirements for the management and control of NFR and consists of the following components:

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

## 11. Risk Management (continued)

- Risk culture: The NFRF is built on the solid foundation of the Company's risk culture, which is characterized by the three keys to success: our Pillars, Principles and Behaviors.
- NFR governance: The minimum governance standards for NFR management include the NFR definition, NFR taxonomy, NFR appetite and the roles and responsibilities along the 3 lines of defense.

NFR controls and assurance: NFR controls are designed to prevent NFR from materializing, ensure the company is operating within risk appetite and are regularly assessed for design and operating effectiveness. If the company operates beyond risk appetite or NFR materializes (NFR event), the company has to return within appetite. This can include remediating missing/deficient controls (NFR issues), adjusting risk tolerance, adjusting the firm's risk profile or risk acceptance. Independent assurance is aimed at timely capturing heightened NFR.

- NFR assessment and measurement: NFR assessment includes NFR identification, measurement, monitoring and evaluation across the firm. The results of the quarterly Risk Appetite Assessment (RAA) and annual 1LoD Risk and Control Self-Assessment (RCSA/IRA) are challenged by the 2LoD and reported to GEB and BoD. GCRG assesses NFR independently in its Dynamic Risk Assessment (DRA) and derives and prioritizes control and assurance activities in a risk-based manner. NFR Framework components are used as qualitative and quantitative inputs for the regulatory capital calculation/NFR measurement.
- NFR tools and automation: NFR data is captured, stored and reported in dedicated tools which are used to automate, streamline and bring consistency across NFR processes. Dashboards are used to organize, manage and assess NFR information.
- NFR reporting: NFR is reported to the Group Executive Board ("GEB") and Board of Directors ("BoD") regularly. Monthly reporting summarizes the relevant changes to the Company's risk profile and the Annual NFR Report highlights the identified key risk themes and activities to manage related exposures.

### Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Risk is further mitigated as clients or counterparties are primarily domestic. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral held prove inadequate due to market conditions.

## Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

### 11. Risk Management (continued)

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's customers in these transactions can be substantial, principally due to price volatility which can reduce the customers' ability to meet their obligations. To the extent customers are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2024 were settled without material adverse effect on the consolidated statement of financial condition, taken as a whole.

Receivables and payables with brokers and dealers, agreements to resell and securities borrowed and loaned are generally collateralized by cash, U.S. Government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge customers' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the customers' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2024, the market value of securities loaned to other brokers approximated the amounts due or collateral obtained.

### 12. Leases

The Company is a lessee in a number of leases, primarily of real estate, including offices and sales offices. All of these leases are classified as operating leases.

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

The table below shows figures related to leases as of December 31, 2024:

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 12. Leases (continued)

| | | |
|---|---|---|
| Right of use assets, net of accumulated depreciation of $511,874 | $ | 508,869 |
| Lease liabilities | | (684,420) |
| Weighted Average: | | |
| Remaining lease term, in years | | 7 Years |
| Discount rates | | 3.88% |

The right of use assets, net of depreciation is disclosed in the Property, equipment and software in the statement of financial condition.

### Lease Liabilities as of December 31, 2024

The lease payments for the year ended December 31, 2024 were $125,907. The aggregate minimum future payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

| | | Total Rent Payments |
|---|---|---|
| 2025 | $ | 129,205 |
| 2026 | | 120,177 |
| 2027 | | 107,638 |
| 2028 | | 94,935 |
| 2029 | | 81,007 |
| 2030 and thereafter | | 262,968 |
| Total undiscounted cash flows | $ | 795,930 |
| Difference between undiscounted and discounted cash flows | | 111,510 |
| Amount on other liabilities and accrued expenses on consolidated statement of financial condition | $ | 684,420 |

### 13. Commitments and Contingencies

#### Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense,

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 13. Commitments and Contingencies (continued)

management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company, but are nevertheless expected to be, based on the Company's experience with similar asserted claims. Such provisions would be included in the other liabilities and accrued expenses on the consolidated statement of financial condition. If any of those conditions are not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require the Company to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although the Company therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, the Company believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

In the matters disclosed below, the Company does not state whether a provision has been established. Either a) the Company has not established a provision and the matter is treated as a contingent liability under the applicable accounting standard or b) the Company has established a provision but expects disclosure of that fact would prejudice seriously the Company's position with other parties in that matter because it would reveal the fact that the Company believes an outflow of resources to be probable and reliably estimable. In addition to the matters mentioned below, the Company is involved in litigation as well as regulatory matters arising in the normal course of business.

### Yield Enhancement Strategy Matters

Customers of the Company have commenced arbitration proceedings seeking to recover losses incurred in the Yield Enhancement Strategy ("YES"), a managed options investment strategy. As

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 13. Commitments and Contingencies (continued)

of December 31, 2024, pending arbitrations seeking claimed damages in these proceeding was approximately $10,000. In addition, the Company has received regulatory inquiries from the SEC and FINRA, as well as certain state securities regulators, concerning YES. In June 2022, the SEC entered an order finding that the Company violated provisions of the Investment Advisers Act of 1940. As a result, the Company was ordered to pay disgorgement, prejudgment interest, and a civil monetary penalty totaling $24,600. This amount was partially set off by $7,200 that was previously paid to investors by UBS.

The Company's consolidated statement of financial condition as of December 31, 2024 reflects provisions with respect to these matters in amounts that the Company believes to be appropriate under the applicable accounting standards. As in the case of other matters for which the Company has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that have been recognized.

### Foreign Currency Wires Matter

Since 2021, the Company has been responding inquiries from regulators including FINRA, the SEC, the Financial Crimes Enforcement Network ("FinCEN") and the CFTC regarding the Company's transaction monitoring of foreign currency wires in connection with retail customer accounts and certain customer due diligence matters, among other things. The review is ongoing, and the Company is cooperating fully with the regulators.

The Company's consolidated statement of financial condition as of December 31, 2024 reflects provisions with respect to these matters in amounts that the Company believes to be appropriate under the applicable accounting standards. As in the case of other matters for which the Company has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that have been recognized.

### Cash Sweep Matters

The Company has been named in purported securities class action complaints pending in the Southern District of New York ("SDNY") and the Northern District of Georgia ("NDGA"). These complaints, filed on behalf of current and former clients of the Company, allege that the Company breached contractual and/or fiduciary duties, among others, by underpaying interest in connection with its cash sweep programs. The two actions in the SDNY have been consolidated and the Company moved to dismiss the consolidated amended complaint on February 7, 2025. On February 20, 2025, plaintiff in the NDGA action filed a notice of voluntary dismissal without prejudice. The Company has received requests for documents and information from regulatory

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 13. Commitments and Contingencies (continued)

and governmental agencies in connection with inquiries, investigations and/or actions relating to these matters, including from the SEC and a state regulator. The Company is cooperating with the authorities in these matters.

### Employment Matter

Since 2018, the Company has been defending a California Private Attorney General Act lawsuit in Alameda County Superior Court. The plaintiff is seeking civil penalties for alleged Labor Code violations on behalf of the plaintiff and all other financial advisors who were employed in California at any time from December 22, 2016 to the present. The plaintiff is pursuing the penalty claims for an alleged failure to (i) properly reimburse business expenses and (ii) timely pay wages. After various appellate decisions affecting the matter, the case is proceeding in the Superior Court.

The Company's consolidated statement of financial condition as of December 31, 2024 reflects provisions with respect to these matters in amounts that the Company believes to be appropriate under the applicable accounting standards. As in the case of other matters for which the Company has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that have been recognized.

### Other Litigation Matters

A award was issued against the Company in a FINRA arbitration in which certain customers alleged that the Company had provided unsuitable investment recommendations.

### Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse members vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in its consolidated statement of financial condition for the agreements and believes that any potential requirement to make payments under these agreements is remote.

# UBS Financial Services Inc.

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

## 13. Commitments and Contingencies (continued)

### Other Commitments and Contingencies

In meeting the financing needs of certain customers, the Company issues standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2024, the Company had outstanding $52,651 of such standby letters of credit.

In the normal course of business, the Company enters into underwriting commitments. Settlement of these transactions after December 31, 2024 did not have a material impact on the consolidated statement of financial condition, taken as a whole.

## 14. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2024:

| | UBSFSI per FOCUS (unaudited) | Other Subsidiaries | Eliminations/ Other | UBSFSI Consolidated |
|---|---|---|---|---|
| Total assets | $ 20,219,879 | $ 6,579 | $ 18,591 | $ 20,245,049 |
| Total stockholder's equity | $ 6,521,149 | $ 1,587 | $ (61,217) | $ 6,461,519 |

The Company prepares Part II of Form X-17A-5 using the flow-through method allowed pursuant to Appendix C of 17 CFR 240.15c3-1 ("the Net Capital Rule"). See Note 15 Net Capital Requirements.

## 15. Net Capital Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's Net Capital Rule ("SEA Rule 15c3-1"). The Company computes its net capital requirement under the alternative method provided for in SEA Rule 15c3-1 which requires the Company maintain net capital no less than the excess margin collected on resale agreements plus the greater of 2% of combined aggregate debit items arising from its customer reserve computation, as per SEA Rule 15c3-3, or the risk-based capital requirement under Regulation 1.17 of the Commodity Exchange Act. At December 31, 2024, the Company had net capital of $1,066,526 which was $937,513 in excess of the required net capital of $129,013. The Company's ratio of net capital to aggregate debit items was 16.54%.

## 16. Equity Participation and Other Compensation Plans

UBS has several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders while continuously meeting

## Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

### 16. Equity Participation and Other Compensation Plans (continued)

regulatory requirements.

### Equity Ownership Plan ("EOP")

EOP is a mandatory share-based compensation plan for all employees with total compensation above a defined threshold. These employees receive a portion of their annual performance-related compensation above the threshold in the form of notional shares. Furthermore, notional shares

granted to (i) Group Managing Directors, (ii) employees who by the nature of their role have been determined to materially set, commit or control significant amounts of the firm's resources or exert significant influence over its risk profile and (iii) employees whose incentive exceeds a certain threshold are subject to performance conditions. The performance conditions are based on the UBS return on tangible equity and the divisional return on attributed equity. Certain awards, such as replacement awards issued outside the normal performance year cycle, such as replacement awards or sign-on awards, may take the form of deferred cash under the EOP plan rules.

Notional shares represent a promise to receive UBS shares at vesting and do not carry voting rights during the vesting period. Awards granted carry a dividend equivalent which may be paid in notional shares or cash and which vests on the same terms and conditions as the awards. Awards are settled by delivering UBS shares at vesting. EOP awards generally vest in equal increments after two and three years following grant. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with the Company.

### Deferred Contingent Capital Plan ("DCCP")

DCCP is a mandatory deferred cash compensation plan for all employees with total compensation above a defined threshold. For awards granted, DCCP takes the form of notional additional tier 1 ("AT1") capital instruments, which may be settled at the discretion of UBS in the form of a cash payment or a marketable AT1 capital instrument. Awards vest in full after five years unless there is a trigger or viability event.

Awards granted under the DCCP are written down if UBS's common equity tier 1 capital ratio falls below defined thresholds. DCCP awards are also forfeited if a viability event occurs, that is if the Swiss Financial Market Supervisory Authority provides a written notice to UBS that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event.

For awards granted, interest payments are discretionary. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with the Company.

## Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

### 16. Equity Participation and Other Compensation Plans (continued)

#### Equity Plus Plan

Equity Plus is a voluntary share-based compensation plan that provides eligible employees with the opportunity to purchase shares of UBS at market value (not subject to vesting) and receive one notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. If the shares purchased are held for three years and, in general, if the employee remains in employment, the notional shares vest. For notional shares granted, employees are entitled to receive a dividend equivalent which may be paid in notional shares and/or cash.

#### Voluntary Investment Plan

The Voluntary Investment Plan offers a select group of senior management employees an opportunity to defer their income, the length of the deferral is generally at the discretion of the employee. Each year the employees eligible to participate in the Plan, may elect to defer the desired percentage of compensation into the Plan, tax free where allowable. Deferrals are fully vested and not subject to forfeiture. There are no Company contributions.

#### Financial Advisor Compensation

The compensation for financial advisors is based on production payout and deferred compensation awards. Production payout, paid monthly in the form of non-deferred cash payments, is primarily based on compensable revenue generated by financial advisors. Financial advisors may also qualify for supplemental compensation in the form of deferred compensation awards, which vest over various time periods of up to ten years depending on the type of award. Production payout rates and deferred compensation awards may be reduced for, among other things, negligence or carelessness, or a failure to comply with the firm's rules, standards, practices and policies or applicable laws and regulations.

Year-End Awards are deferred compensation awards based on strategic performance measures. These awards are granted in the form of both deferred share-based and deferred cash-based awards with a vesting period of up to six years.

Through performance year 2016, strategic objective awards were partly granted to eligible financial advisors under the PartnerPlus deferred cash plan. In addition to such granted awards (Company contributions), participants were also allowed to voluntarily contribute additional amounts otherwise payable as production payout up to a certain percentage, which vest upon contribution. Company contributions and voluntary contributions are credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary contributions, along with vested Company contributions, credited with notional earnings based on the performance of various mutual funds. Company contributions and interest on both Company and voluntary contributions ratably vest in installments six to ten years

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 16. Equity Participation and Other Compensation Plans (continued)

following the grant date. Company contributions and interest on notional earnings are forfeitable under certain circumstances.

The Company enters into compensatory arrangements to incentivize certain eligible active financial advisors to achieve specified revenue production and other performance thresholds.

Growth Plus is an incentive program for selected financial advisors whose revenue production and length of service exceed defined thresholds from 2010 through 2017. Compensation arrangements were granted in 2010, 2011, 2015, and 2018. The awards vest ratably over seven years from grant with the exception of the 2018 arrangement which vests over five years.

The Company also offers the Aspiring Legacy Financial Advisors program (ALFA) to eligible Financial Advisors, when they transition their relationships to other Financial Advisors (receiving FAs) as they leave the Financial Services industry. This program provides an opportunity to Financial Advisors to earn up to 300% of their production over the course of the program.

The Company also enters into compensatory arrangements with certain new financial advisors primarily as a recruitment incentive. The compensation may be earned and paid to the financial advisor during a period of continued employment and may be forfeited under certain circumstances.

In addition to these compensation arrangements, the Company may issue loans to certain new and active financial advisors. As of December 31, 2024, the Company issued loans to financial advisors of $89,594 (net of an allowance for credit losses of $5,263), which are included in other assets in the consolidated statement of financial condition.

### 17. Pension and Other Post-Employment Benefit Plans

Eligible employees of the Company were included in the UBS FSI Pension Plan (the "Plan"), i.e., a defined benefit pension plan which was closed to new entrants in 1998.

The following table shows the changes in the projected benefit obligation and fair value of Plan assets during 2024, as well as the overfunded status of the Plan which was included in other assets on the Company's consolidated statement of financial condition at December 31, 2024:

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 17. Pension and Other Post-Employment Benefit Plans

Change in benefit obligation:

| | | |
|---|---|---:|
| Benefit obligation at January 1, 2024 | $ | 585,867 |
| Service cost | | 3 |
| Interest cost | | 26,207 |
| Actuarial (gain)/loss | | (12,800) |
| Benefits paid | | (60,403) |
| Projected benefit obligation at December 31, 2024 | $ | 538,874 |

Change in plan assets:

| | | |
|---|---|---:|
| Fair value of plan assets at January 1, 2024 | $ | 620,605 |
| Return on assets | | 23,008 |
| Settlements | | - |
| Company contributions | | - |
| Benefits paid | | (60,403) |
| Fair value of plan assets at December 31, 2024 | $ | 583,210 |
| Status as of December 31, 2024: (overfunded)/underfunded | $ | (44,336) |

The measurement date was December 31, 2024. The accumulated benefit obligation for the year ended December 31, 2024 was $538,874. Fair value of plan assets and funded status surplus, at December 31, 2024 were $583,210 and $44,336, respectively.

For December 2024, the benefit obligation and benefit cost for the Plan were determined using the following rates:

| | Benefit Obligation | Benefit Cost |
|---|---|---|
| Discount Rate | 5.35% | 4.72% |
| Average rate of compensation increase | N/A | N/A |
| Interest crediting rates | N/A | N/A |

The weighted average of the expected returns for each asset class used in determining the expected long-term rate of return on Plan asset was 4.91% for 2024.

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

**17. Pension and Other Post-Employment Benefit Plans (continued)**

The compensation increase assumption is no longer applicable as all of the grandfathered active participants are at or above age 70 and are assumed to retire immediately.

As per plan rules the plan does not credit any interest.

*Investment Policies and Strategies*

The Plan's long-term asset allocation target consists of 15% equity securities and 85% debt securities. The debt securities are invested in a blend of short and long duration US corporate bonds and long term US government bonds. The equity securities are invested in a diversified portfolio of global investments with allocations to US, international and emerging market investments.

*Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption*

A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

*Contributions*

No contributions were made to the Plan for the year ended December 31, 2024. The future contributions to the Plan will be evaluated at least annually by the Company.

*Estimated Future Benefit Payments*

The following benefit payments are expected to be paid:

| Year | Defined Benefit Payments |
|---|---|
| 2025 | $ 60,771 |
| 2026 | 58,276 |
| 2027 | 56,808 |
| 2028 | 54,338 |
| 2029 | 50,842 |
| Years 2030 – 2034 | 209,575 |

*Fair Value Measurement of Plan Assets*

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024*(Amounts in Thousands of Dollars)*

## 17. Pension and Other Post-Employment Benefit Plans (continued)

At December 31, 2024, the fair value of investments held by the Plan are as follows:

| | Quoted Prices in Active Markets for Identical Assets<br>Level 1 | Significant Other Observable Inputs<br>Level 2 | Significant Unobse rvabl e Inputs<br>Level 3 | Total | Weighted Average Total Assets Allocation |
|---|---|---|---|---|---|
| Common Stock | $ 61,159 | $ 1 | $ - | $ 61,160 | 15.19% |
| Corporate debt securities | - | 324,726 | - | 324,726 | 80.65% |
| Government securities | 12,546 | - | - | 12,546 | 3.12% |
| Short-term investments | - | 1,275 | - | 1,275 | 0.32% |
| Other | 444 | 2,496 | - | 2,940 | 0.73% |
| | $ 74,149 | $ 328,498 | $ - | $ 402,647 | 100.00% |
| Investments measured at NAV: | | | | | |
| Collective funds | | | | $ 163,979 | |
| Short-term investment funds | | | | $ 12,739 | |
| Accrued income / expense | | | | $ 4,503 | |
| Pending purchases and sales | | | | $ (658) | |
| Total net investments, at fair value | | | | $ 583,210 | |

In the year ended December 31, 2024 there were no direct investments in UBS stock or debt included in the assets held by the Plan.

The following are the major categories of Plan assets and a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024.

*Common stock:* Actively traded securities are valued at the closing price reported on the active exchange market on which the individual securities are traded.

*Mutual/collective funds and short-term investments:* Funds that are actively traded on an exchange are priced based on the last exchange price, which represents the net asset value ("NAV") of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at the NAV of shares held by the Plan at year end using inputs that corroborate the NAV with observable (i.e., on-going redemption and/or subscription activity) market-based data.

*Government securities and corporate debt securities:* U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

## 17. Pension and Other Post-Employment Benefit Plans (continued)

Government securities and corporate debt securities are valued primarily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security.

Corroborated indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread and data points for yield curves) to these methods can be considered observable market-based data. Corporate debt securities use the discounted cash flow method. The inputs (e.g., the issue's margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered observable market-based data.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

### Post-Retirement Medical and Life Plan

As of December 31, 2024, a net liability of $20 was recognized for post-employment medical plan.

### Defined Contribution Plan

Employees of the Company are eligible to participate in the UBS 401(k) Plan (plan sponsor UBS AG) or UBS Financial Services Inc. Puerto Rico Savings Plus Plan (plan Sponsor UBSFSI), which include an employee savings investment plan and a defined retirement contribution plan.

### Other Benefits

The Company also provides certain life insurance and health care benefits to employees of the Company. No assets have been segregated and restricted to provide for plan benefits.

## 18. Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse.

The Company recognizes deferred tax assets to the extent it is more likely than not to be realized. In making such a determination, Management considers all available positive and negative evidence, including history of earnings, possible tax planning strategies and future taxable income, supported through detailed projections.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2024
*(Amounts in Thousands of Dollars)*

### 18. Income Taxes (continued)

After consideration of all relevant evidence, UBSFSI believes that it is more likely than not that a benefit will be realized for federal, state, and local deferred tax assets and accordingly, no valuation allowance was recorded against these assets.

After consideration of all relevant evidence, UBSFSI believes that it is more likely than not that a benefit will not be realized for its foreign deferred tax assets and accordingly, a valuation allowance of $477,748 has been recorded. Since December 31, 2023, the valuation allowance related to foreign deferred tax assets decreased by $15,339.

The components of the Company's deferred tax assets and liabilities as of December 31, 2024 were as follows:

**Deferred tax assets:**

| | |
|---|---:|
| Capitalized expenditures | $ 2,896,247 |
| Employee benefits | 777,369 |
| Net operating loss carryforwards | 468,969 |
| Accelerated income and deferred deductions | 31,487 |
| Book over tax depreciation | 70,075 |
| Lease liability | 189,747 |
| Partnership investments | 5,627 |
| | 4,439,521 |
| Valuation allowance | (477,748) |
| Total deferred tax assets | $ 3,961,773 |

**Deferred tax liabilities:**

| | |
|---|---:|
| Accelerated deductions and deferred income | $ 226,803 |
| Right-of-use asset | 140,890 |
| Unrealized gains on equity investments | 26,113 |
| Total deferred tax liabilities | $ 393,806 |
| | |
| Net deferred tax assets | $ 3,567,967 |

At December 31, 2024, the Company has foreign net operating loss carryforwards of $1,250,583 with expiration dates starting in 2025.

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 18. Income Taxes (continued)

The effective tax rate for the Company differs from the statutory federal rate primarily due to the change in the valuation allowance for the Company's foreign deferred tax assets, foreign, state and local taxes, non-deductible expenses and tax-exempt interest income.

As of December 31, 2024, the Company is part of a group of entities treated as an "applicable corporation" under the recently enacted 15% corporate alternative minimum tax (CAMT). As required under the authoritative guidance of ASC 740, the Company reviewed the impact on income taxes due to the CAMT and concluded the Company does not have a CAMT liability as the Company's regular tax liability is in excess of its computed CAMT liability as of December 31, 2024.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | | |
|---|---|---|
| Total amounts of unrecognized tax benefits as of January 1, 2024 | $ | 5,174 |
| Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period | | 243 |
| Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period | | - |
| Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period | | - |
| Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period | | - |
| The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities | | (991) |
| Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations | | - |
| Total amounts of unrecognized tax benefits as of December 31, 2024 | $ | 4,426 |

| | | |
|---|---|---|
| The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate | $ | 3,809 |
| The total amount of interest and penalties recognized in the consolidated statement of operations | $ | 673 |
| The total amount of interest and penalties recognized in the consolidated statement of financial condition | $ | 3,522 |

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

### 18. Income Taxes (continued)

UBSFSI is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. UBSFSI also files stand-alone returns in various state and local jurisdictions. As of December 31, 2024, the consolidated group is under examination by the Internal Revenue Service ("IRS") for tax years 2015 through 2018. Tax years 2019 through 2023 are open for examination. There are various state and local jurisdictions currently under audit for tax years 2009 through 2023 that are open for examination. UBSFSI files income tax returns with the commonwealth of Puerto Rico, for which tax years 2020 through 2023 are open for examination.

In the next twelve months the Company believes that unrecognized tax benefits will decrease by $2,697.

### 19. Other Assets and Other Liabilities and Accrued Expenses

The below table includes a breakdown of Other assets presented in the consolidated statement of financial condition:

| | | |
|---|---|---:|
| Various prepaid expense | $ | 126,400 |
| Loans to Financial Advisors | | 89,594 |
| Settlement, clearing and suspense | | 92,995 |
| Net defined pension assets | | 44,336 |
| Other receivables | | 39,116 |
| Other assets | | 65,633 |
| | $ | 458,074 |

The below table includes a breakdown of Other liabilities and accrued expenses presented in the consolidated statement of financial condition:

## Notes to Consolidated Statement of Financial Condition (continued)
### December 31, 2024
*(Amounts in Thousands of Dollars)*

**19. Other Assets and Other Liabilities and Accrued Expenses (continued)**

| | | |
|---|---|---:|
| Lease liabilities | $ | 684,420 |
| Unpresented checks | | 257,697 |
| Settlement and clearing | | 246,929 |
| Accrued expenses related to third party billing, broker/exchange and other | | 114,934 |
| Provision on legal and regulatory matters | | 257,217 |
| Provision on exiting office locations | | 47,687 |
| Deferred income | | 19,725 |
| Other liabilities | | 87,251 |
| | $ | 1,715,860 |

**20. Reportable Segment**

The Company operates as a single reportable segment, which is to provide broker-dealer services to its customers. The Company's revenue is primarily generated from business activities including securities and commodities brokerage, investment advisory and asset management services to serve the investment, cash management, financial planning and borrowing needs of individual and institutional customers.

The Company's CODM is the Board of Directors which includes President, Chief Financial Officer and Director. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (Note 15), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The CODM manages the business activities using information of the Company as a whole.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies (Note 2). The CODM reviews the information as presented in the consolidated statement of financial condition.

**21. Subsequent Events**

The Company has evaluated its subsequent event disclosure through March 3, 2025, the date that the Company's consolidated statement of financial condition was issued, and has determined that there are no events, that would have a material of impact on the consolidated statement of financial condition.